VOTORANTIM CELULOSE E PAPEL S.A.
                         Alameda Santos 1357, 6(0) andar
                             01419-908 Sao Paulo, SP
                                     Brazil



                                November 19, 2003



Via EDGAR Transmission and by Hand Delivery
-------------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Mr. Paul Dudek
            Chief, Office of International Corporate Finance


                        Votorantim Celulose e Papel S.A.
            Registration Statement on Form F-3 Filed on June 11, 2002
                              File Number 333-90262

Dear Mr. Dudek:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Votorantim Celulose e Papel S.A. ("VCP") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of the above-referenced Registration Statement on Form F-3 (the "Form F-3"). VCP has elected to withdraw the Form F-3 because the disclosure in the as filed version of the Form F-3 is no longer up to date, and, as mentioned by Richard S. Aldrich, Jr. in his telephone conversation today, VCP intends to re-file a new Form F-3 with appropriate current disclosure. No sales of securities have been made under the Form F-3 to be withdrawn.

         VCP requests that the Commission consent to this application on the grounds that the withdrawal of the Form F-3 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Given the fact that VCP intends to re-file a new Form F-3 in the new future, VCP requests the Commission to consent to this application and notify us of such consent as soon as possible.

         VCP also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Form F-3 be credited for future use for VCP's account.

         Should you have any questions concerning the foregoing, please contact Richard S. Aldrich, Jr. of Shearman & Sterling LLP at (212) 848-8030.

                                             Very truly yours,

                                             Votorantim Celulose e Papel S.A.



                                             By:/s/ Valdir Roque
                                                -----------------------------
                                                Name:  Valdir Roque
                                                Title: Chief Financial Officer

cc:   Boris Gris
         Votorantim Celulose e Papel S.A.
      Richard S. Aldrich, Jr.
         Shearman & Sterling LLP
      Christopher S. Schell
         Davis Polk & Wardwell